UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1

Superior Consultant Holdings Corporation

(Name of Subject Company (Issuer))

ACS Merger Corp.,

a wholly-owned subsidiary of
Affiliated Computer Services, Inc.
(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

868146101

(CUSIP Number of Class of Securities)

William L. Deckelman, Jr., Esq.

Executive Vice President, Secretary and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, Texas 75204
(214) 841-6111
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With Copies to:

Thomas W. Hughes, Esq.

D. Forrest Brumbaugh, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Ave., Suite 2800
Dallas, Texas 75201
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$95,678,533	$11,261.36

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $8.50 (i.e. the tender offer price) and (ii) 11,256,298, the estimated number of shares of Superior common stock to be acquired in this tender offer and the merger (including 704,768 shares of Superior common stock issuable upon the exercise of outstanding options and warrants having an exercise price less than $8.50 that could be tendered in the tender offer).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals is $117.70 per million of the aggregate transaction valuation.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.    ☒

Amount Previously Paid: $11,261.36	Filing Party: ACS Merger Corp. and Affiliated Computer Services, Inc.
Form or Registration No.: Schedule TO (SEC File No. 5-53621)	Date Filed: December 23, 2004

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑third party tender offer subject to Rule 14d-1	☐going-private transaction subject to Rule 13e-3.
☐issuer tender offer subject to Rule 13e-4	☐amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on December 23, 2004 by ACS Merger Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Superior Consultant Holdings Corporation, a Delaware corporation, at a purchase price of $8.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Item 12.	Exhibits

      Item 12 is hereby amended and supplemented with the following information:

(a)(7)	Form of Letter from the Purchaser to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(8)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFFILIATED COMPUTER SERVICES, INC

By:	/s/ WARREN D. EDWARDS

Name: Warren D. Edwards

Title: Executive Vice President and Chief Financial Officer

ACS MERGER CORP.

By:	/s/ CYNTHIA L. HAGEMAN

Name: Cynthia L. Hageman

Title: Assistant Secretary

Dated: December 28, 2004

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INDEX TO EXHIBITS

Exhibit
No.	Document

(a)(1)*	Offer to Purchase, dated December 23, 2004.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)*	Press Release issued by Affiliated Computer Services, Inc. on December 17, 2004.
(a)(6)*	Summary Newspaper Advertisement published in The Wall Street Journal on December 23, 2004.
(a)(7)	Form of Letter from the Purchaser to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(8)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(b)(1)*	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to ACS’ Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
(d)(1)*	Agreement and Plan of Merger, dated as of December 17, 2004, by and among Affiliated Computer Services, Inc., ACS Merger Corp. and Superior Consultant Holdings Corporation.
(d)(2)*	Form of Tender and Voting Agreement, dated as of December 17, 2004, among Superior Consultant Holdings Corporation, Affiliated Computer Services, Inc., ACS Merger Corp. and selected directors and officers of Superior Consultant Holdings Corporation.
(d)(3)*	Confidentiality Agreement, dated June 14, 2004, between Affiliated Computer Services, Inc. and William Blair & Company, L.L.C., as agent for Superior Consultant Holdings Corporation.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.